15045407

SEC
Mail Processing
Section

FEB 19 2015

Washington, DC
124

Tj
2/20/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52282

*

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOUTHERN TRUST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Almeria Avenue
(No. and Street)

Coral Gables	Florida	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Escobio, President — 305 446 4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roth, Jonas, Mittelberg & Hartney, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 W Flager Street, Suite 125	Miami	Florida	33144-2078
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Susan Escobio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southern Trust Securities, Inc, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTIE CAMPOS
Notary Public - State of Florida
My Comm. Expires Jul 7, 2015
Commission # EE 110174

Susan Escobio
Signature

President
Title

Christi Campos
Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

SOUTHERN TRUST SECURITIES, INC.

TABLE OF CONTENTS:

Independent Auditor's Report	1-2
Financial Statements	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-15
Supplementary Information	16
Schedule 1: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.17 of the Commodity Futures Trading Commission as of December 31, 2014	17
Schedule 2: Reconciliation of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission to Company's Corresponding Unaudited Form X-17a-5, Part II Filing as of December 31, 2014	18
Schedule 3: Statement on Exemption from the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2014	19
Schedule 4: Subordinated Borrowings	20

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Southern Trust Securities, Inc.
Coral Gables, Florida

We have audited the accompanying statement of financial condition of Southern Trust Securities Inc. as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Southern Trust Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Trust Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

The supplementary information contained in Schedules 1, 2, 3 and 4 has been subjected to audit procedures performed in conjunction with the audit of Southern Trust Securities, Inc.'s financial statements. The supplementary information contained in Schedules 1, 2, 3 and 4 is the responsibility of Southern Trust Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information contained in Schedules 1, 2, 3 and 4 reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules 1, 2, 3 and 4. In forming our opinion on Schedules 1, 2, 3 and 4, we evaluated whether the supplementary information contained in Schedules 1, 2, 3 and 4, including its form and content is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the supplementary information contained in Schedules 1, 2, 3 and 4 is fairly stated, in all material respects, in relation to the financial statements as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, C.P.A.'S, P.A.

Miami, FL

February 2, 2015

SOUTHERN TRUST SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS		
Cash	$	110,188
Deposits with clearing brokers		100,000
Securities owned, at fair value		184,164
Due from clearing brokers		14,370
Due from affiliates		36,497
Property and equipment, net		21,422
Other assets		4,654
	$	471,295
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	60,591
		60,591
Commitments and Contingencies (NOTE 11)		
Stockholder's equity		
Common stock, $100,000 par value, 1,000 shares authorized, 3.45 shares issued and outstanding		345,000
Additional paid-in capital		5,728,365
Accumulated deficit		(5,662,661)
		410,704
	$	471,295

SOUTHERN TRUST SECURITIES, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2014	
Revenues	
Trading income	$ 567,968
Commissions	502,564
Interest and dividend income	39,537
Other miscellaneous income	70,049
	1,180,118
Expenses	
Commissions	455,370
Employee compensation and benefits	537,833
Occupancy	387
Communications and market data	207,916
Professional fees	29,498
Travel and entertainment	7,993
Depreciation	10,992
Other operational expenses	108,099
	1,358,088
Net loss	$ (177,970)

The accompanying notes are an integral part of these financial statements.

SOUTHERN TRUST SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2014

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balances, beginning of year	3.45	$ 345,000	$ 5,728,365	$ (5,484,691)	$ 588,674
Net loss				(177,970)	(177,970)
Balances, end of year	3.45	$ 345,000	$ 5,728,365	$ (5,662,661)	$ 410,704

The accompanying notes are an integral part of these financial statements.

SOUTHERN TRUST SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2014

Cash flows from operating activities	
Net loss	$ (177,970)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	10,992
Changes in operating assets and liabilities:	
Deposits with clearing brokers	50,000
Securities owned	435,396
Commissions receivable	7,089
Due from clearing brokers	(10,294)
Due from Affiliates	(36,497)
Other assets	*(3,514)*
Accounts payable and accrued expenses	(126,776)
Net cash used in operating activities	148,426
Cash flows from investing activities	
Advances from related parties	(189,696)
Net cash used in investing activities	(189,696)
Net decrease in cash	(41,270)
Cash, beginning of year	151,458
Cash, end of year	$ 110,188

The accompanying notes are an integral part of these financial statements.

SOUTHERN TRUST SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations

Southern Trust Securities, Inc. (the "Company"), a Florida Corporation, was organized on June 10, 1999. The Company is registered as an introducing broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Futures Association ("NFA") and the Financial Industry Regulatory Authority ("FINRA").

The Company is an introducing broker clearing customer trades on a fully disclosed basis through a clearing firm. Under this basis, it forwards all customers transactions to another broker who carries all customers' accounts and maintains and preserves books and records. The Company's operations also consist of providing investment banking services.

The Company is a wholly-owned subsidiary of Southern Trust Securities Holding Corp. ("STSHC").

2. Summary of significant accounting policies

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

These financial statements were approved by management and available for issuance on February 11, 2015. Subsequent events have been evaluated through this date.

Use of Estimates

The preparation of financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Cash and cash equivalents consist of cash in banks, free credit on investment accounts and money market accounts.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15(c) 3-1) which requires that the Company maintain a minimum net capital, as defined.

2. Summary of significant accounting policies (continued)

Property and Equipment, net

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to ten years. Repairs and maintenance are expensed as incurred while betterments and improvements are capitalized. When property and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy

In accordance with U.S.GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy (continued)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 5. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates. The carrying amount of all financial assets and liabilities approximates fair value.

Valuation Techniques

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the National Association of Securities Dealers Automated Quotation ("NASDAQ") market at their last sales price as of the last business day of the year.

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis. Securities owned are valued at fair value. Unrealized appreciation or depreciation is reflected in income currently.

Commission and clearing costs

Commissions and related clearing expenses are recorded on a trade-basis as securities transactions occur. Commissions and clearing costs include commissions paid to our employee registered representatives, independent contractor arrangements and fees paid to clearing entities for certain clearance and settlement services. Commission paid to registered representative vary according to the contracted payout percentage and clearing costs generally fluctuate based on revenues generated on trades and on the volume of transactions.

Income Taxes

The Company's taxable income or loss is included in the consolidated income tax returns of STSHC. Current and deferred income taxes are allocated to the members of the consolidated group as if each member were a separate taxpayer.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in consolidation with STSHC in the U.S. federal and various state and local jurisdictions. Generally, the tax filings are no longer subject to income tax examinations by major taxing authorities for years before 2011. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Interest and Penalty Recognition on Unrecognized Tax Benefits

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in other operating expenses.

3. Clearing Arrangements

The Company has clearing agreements with clearing brokers to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the clearing brokers. The Company maintains a deposit with the clearing broker in the amount of $100,000 which is included in the "Deposits with clearing brokers" line of the statement of financial condition. A termination fee may apply if the Company were to terminate its relationship with the current clearing broker. No other deposits are required. STS does not carry accounts for customers or perform custodial functions related to customers' securities. STS introduces all of its customer transactions, which are not reflected in these statements to its primary clearing broker, which maintains the customers' accounts and clears such transactions. These activities may expose us to off-balance sheet risk in the event customers do not fulfill their obligations with the primary clearing broker, as we have agreed to indemnify our primary clearing broker for any resulting losses. We continually assess risk associated with each customer who is on margin credit and record an estimated loss when we believe collection from the customer is unlikely. Our losses incurred from these arrangements were not significant for the year ended December 31, 2014.

4. Related party transactions

Occupancy

The Company occupies office space in Coral Gables, Florida in a facility owned by STSHC, its parent corporation. The Company does not pay STSHC any rent.

Intercompany Balances

The Company is involved in financing and other transactions, and has related party balances with affiliates. At December 31, 2014, the Company has a receivable due from STSHC in the amount of $33,822, which is included in "due from related parties. At December 31, 2014 STIC owed the Company $175, which is included in "due from related parties. At December 31, 2014 Ameriwealth owed the Company $2,500. which is included in "due from related parties. The amounts are non-interest bearing and are due on demand.

Consulting Service Agreement

The Company earned a consulting service fee in the amount of $60,000 from STSC. The fee was for referrals to clients.

5. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with U.S. GAAP guidance for fair value measurement. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

The Company's financial assets and liabilities measured at fair value on a recurring basis include those securities classified as securities owned on the statement of financial condition.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2014:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Collateral Held at Broker	Balance as of December 31, 2014
Assets					
Securities owned, at fair value:					
Options and futures	$ -	$ -	$ -	$ -	$ -
Corporate Bonds	19	26,332	-	-	26,351
Equities	37,727	-	-	-	37,727
Mutual Funds	95,729	-	-	-	95,729
Exchange-Traded Products	24,357	-	-	-	24,357
	$ 157,832	$ 26,332	$ -	$ -	$ 184,164

6. Property and equipment, net

Property and equipment, net, consisted of the following at December 31, 2014:

Furniture and fixtures	$ 72,179
Office equipment	50,962
	123,141
Less: accumulated depreciation	(101,719)
	$ 21,422

Depreciation expense for the year ended December 31, 2014 was $10,992.

7. Income taxes

The Company had no income tax expense (benefit) for the year ended December 31, 2014. The actual income tax expense differs from the statutory tax expense for the year (computed by applying the U.S. federal corporate tax rate of 34% to income) due to state income taxes and the change in valuation allowance.

The Company files consolidated tax returns with its parent, STSHC. In accordance with U.S.GAAP, allocation of the consolidated income tax expense is necessary when separate financial statements are prepared for the affiliates. As a result, the Company uses a method that allocates current and deferred taxes to members of the consolidated group by applying the liability method to each member as if it were a separate taxpayer. As a result of this allocation STS should record an amount due from STHC for the benefit received by the group from utilization of STS losses. However, this receivable is not being recognized because management does not expect to settle the balances in the near future.

At December 31, 2014, the Company had net operating loss ("NOL") carry-forwards for federal and state income purposes approximating $3,472,468. These losses are available for future years and expire through 2030. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The gross deferred tax asset at December 31, 2014 is mainly comprised of $1,374,445 of net operating loss carryforward. The Company has taken a full valuation allowance against the deferred tax asset due to the uncertainty of realizing the future tax benefits. The valuation allowance increased by approximately $67,210 from December 31, 2013.

8. Net capital requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements which require that the Company maintain net capital, as defined for securities brokers and dealers, equal to or in excess of the greater of $45,000 or the amount of net capital required by the SEC Rule 15c3-1. At December 31, 2014, the Company's net capital was approximately $319,609 which was approximately $219,609 in excess of its minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1 as of December 31, 2014.

9. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k) (2) (ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

10. Concentration of risk

Off-balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from clearing broker is pursuant to the clearance agreement.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10. Concentration of risk (continued)

Credit Risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

11. Commitments and contingencies

Legal Claims

In the ordinary course of business, incidental to the Company's operations, the Company retains outside counsel to address claims with which the Company is involved. As of December 31, 2014, the Company was not aware of any legal proceedings, which management has determined to be material to its business operations.

12. Regulatory Matters

On May 1, 2013, the National Futures Association (NFA) took an Associate Responsibility Action (ARA) against Robert Escobio, the firm's Chief Executive Officer and a non-member firm, Southern Trust Metals, Inc. (STM). STM and Mr. Escobio fully complied and satisfied the NFA's ARA. On August 22, 2013, the NFA lifted the ARA. On August 28, 2013, the NFA then filed a Business Conduct Committee (BCC) complaint against Mr. Escobio and Southern Trust Securities, Inc. alleging the firm failed to report a customer complaint made to STM (a non NFA member), to which the Company responded as being outside NFA's jurisdiction.

On March 28, 2014 without admitting or denying the allegation in the Complaint, STS and Mr. Escobio acknowledged the decisions issued by the Hearing Panel accepting an Offer of Settlement to include findings of violations allegedly committed. The settlement also stated that Mr. Escobio agreed not to act as a principal of any NFA member firm for a period of three years from the date of entry of the decision, and STS will only operate on a guaranteed basis by a futures commission merchant for a period of two years. The matter was settled for $50,000.

SUPPLEMENTARY INFORMATION

SOUTHERN TRUST SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2014	
Net capital	
Total stockholder's equity	$ 410,704
Less: non-allowable assets	
Other assets	4,653
Property and equipment, net	21,422
Non-allowable receivables	36,498
	62,573
Net capital before haircuts	348,131
Less:	
Securities haircuts	28,522
Net capital	$ 319,609
Aggregate indebtedness	$ 60,591
Computed minimum net capital required (6-2/3% of aggregate indebtedness)	$ 4,039
Minimum net capital required (under SEC Rule 15c3-1)	$ 100,000
Excess net capital	$ 219,609
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 199,609
Percentage of aggregate indebtedness to net capital	19%

SOUTHERN TRUST SECURITIES, INC.

SCHEDULE 2
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING
AS OF DECEMBER 31, 2014

NET CAPITAL PER COMPUTATION	$	319,609
Adjustments	$	-
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNDAUDITED FORM X-17A-5, PART II FILING	**$**	**319,609**

SOUTHERN TRUST SECURITIES, INC.

SCHEDULE 3
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession of control requirements. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker-dealer.

SOUTHERN TRUST SECURITIES, INC.

SCHEDULE 4
SUBORDINATED BORROWINGS

December 31, 2014

As of December 31, 2014 and during the year then ended, the Company did not have any subordinated borrowings.